Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2014	2013	2012	2011	2010
Earnings:
Income before income tax expense	$5,189	$8,736	$4,463	$3,098	$2,762
Add:
Equity earnings from affiliates	(622)	(655)	(636)	(352)	(353)
Dividends received from affiliates	358	324	281	252	239
Fixed charges, excluding capitalized interest	1,267	1,217	1,186	1,125	1,163
Amortization of capitalized interest	40	42	37	44	62
Total earnings available for fixed charges	$6,232	$9,664	$5,331	$4,167	$3,873
Fixed charges:
Interest on debt and finance lease charges	$1,121	$1,063	$1,032	$962	$999
Capitalized interest	28	41	42	44	44
Interest element on rental expense	146	154	154	163	164
Total fixed charges	$1,295	$1,258	$1,228	$1,169	$1,207
Ratio of earnings to fixed charges	4.8	7.7	4.3	3.6	3.2